HEALTHCARE REALTY
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
P 615.269.8175 F 615.269.8461
www.healthcarerealty.com

June 26, 2013

Mr. Kevin Woody, Branch Chief
Division of Corporation Finance
Office of Real Estate and Business Services
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3561

VIA: EDGAR

RE:	Healthcare Realty Trust Incorporated Form 10-K for the year ended December 31, 2012 Filed February 20, 2013 File No. 1-11852
Dear Mr. Woody:
This letter is offered in response to the letter, dated June 12, 2013, from the staff of the Division of Corporation Finance (the “Staff”) to Healthcare Realty Trust Incorporated (the “Company”) regarding the above referenced filing.

The Company’s responses to the Staff’s comments follow:

Item 1A. Risk Factors, page 9
Comment No. 1: “We note your disclosure that 7.3% of your real estate properties are subject to purchase options held by lessees or sponsoring health systems as of December 31, 2012. Please summarize the general nature of how these purchase options typically relate to your business decisions to either purchase a property or develop a property and also whether or not you proactively offer such options in exchange for negotiating better leasing terms with a potential lessee. In your response, please tell us whether any of these options may require you to sell the properties at a discount to market price and/or carrying value and further clarify for us how you have modified your impairment analyses for properties subject to purchase options. Additionally, please tell us whether any property dispositions were related to such option exercises during each year presented within your financial statements."

Response: The risk factor discussing purchase options is intended to address only the Company's reinvestment risk of the proceeds from such disposal transactions. The Company's disclosures in Item 7 on page 35 and in Footnote 3 of the Notes to the Consolidated Financial Statements provide more detail on purchase options, including valuation considerations. Footnote 3 states the following, “The provisions vary from lease to lease but generally allow the lessee to purchase the property covered by the lease at the greater of fair market value or an amount equal to the Company's gross investment.”

The Company has included an equivalent of this current expanded disclosure in its filings since 2006 as a result of Comment No. 1 of the Staff's comment letter dated December 21, 2006 related to Management's Discussion and Analysis of Financial Condition and Results of Operations which reads as follows:
“Please tell us and disclose in future filings whether or not the purchase options allow the holder to purchase the property at fair value. If not, tell us how the options to acquire property at other than fair value are being accounted for and the basis for that accounting treatment.”

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HEALTHCARE REALTY
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
P 615.269.8175 F 615.269.8461
www.healthcarerealty.com

In addition to providing these expanded disclosures, the Company has historically disclosed significant details of purchase option transaction activity in its periodic filings for periods in which there were sales pursuant to purchase options. The Company has not incurred a loss as a result of a purchase option exercise and does not believe that the existence of a purchase option poses a significant valuation risk.
As it pertains to the relationship between impairment testing and purchase options, the Company has previously responded to the Staff that the existence of purchase options has not impacted the results of the impairment analyses since the terms generally require the tenant/operator to purchase the property from the Company at the greater of fair market value or an amount equal to the Company's gross investment. Therefore, in an impairment analysis not triggered by the notice of exercise by a tenant/operator, the Company's estimate of terminal value would not be impacted by the existence of the purchase option as the minimum purchase option price would not be relevant to the analysis of properties held for use. However, if a purchase option notice of exercise was the triggering event for an impairment analysis, then the minimum contractual purchase option price is used as the terminal value (fair value) in the analysis of properties held for disposal.
As noted in our filing, these purchase options cover only a small percentage of the entire real estate portfolio. The Company does not proactively offer purchase options in exchange for negotiating leasing terms. To the extent that a potential real estate investment opportunity is subject to an existing lease arrangement that contains a purchase option, the Company considers the economic and potential accounting effects of the transaction. Should it appear that such a purchase option would result in an unfavorable outcome, the Company would be disinclined to pursue the transaction.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18
Comment No. 2: “With respect to your single tenant net leased properties, please include in future Exchange Act reports a discussion on how management monitors significant tenant credit quality and identify any material changes in quality."

Response: The Company monitors the credit quality of lessees under single tenant net lease arrangements as well as all other lessees. Pages 41 and 42 of the Annual Report on Form 10-K in the Application of Critical Accounting Policies to Accounting Estimates section describe the Company's methods of evaluating collectability of amounts owed to the Company and contain a listing of measures designed to mitigate the risk of loss, including assessment of creditworthiness, obtaining collateral such as security deposits or letters of credit, and obtaining guarantees.

The Company has historically experienced insignificant bad debt losses. The following table details the Company's bad debt history since 2009, including discontinued operations (dollars in thousands), for single tenant net leases and for the Company as a whole:

	Q1 2013	2012	2011	2010	2009
Total Bad Debt, net	$(12)	$240	$(160)	$(409)	$517
Rental income	$79,042	$306,734	$287,368	$253,872	$244,667
% of rental income	(0.02)%	0.06%	(0.05)%	(0.15)%	0.21%
Single tenant net lease bad debt	$—	$—	$—	$—	$2

To the extent that the Company incurs material bad debt losses, anticipates that a significant loss may be incurred, or experiences a material change in the credit quality of its tenants, management will include appropriate disclosure and discussion in its future Exchange Act reports.

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HEALTHCARE REALTY
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
P 615.269.8175 F 615.269.8461
www.healthcarerealty.com

Development Activity, page 20
Comment No. 3: "To the extent material, please expand your disclosure in future Exchange Act reports to provide greater detail regarding your stabilization activities. For example, please disclose the scope of the stabilization projects, anticipated completion date, costs incurred to date and budgeted costs. For completed projects, please disclose stabilization costs per square foot or unit and clarify whether leasing costs are included in the calculation."

Response: To the extent material, the Company will expand its disclosure in future Exchange Act reports to provide greater detail regarding stabilization activities as requested.

Comment No. 4: "To the extent material, please expand your development activity disclosure in future Exchange Act reports to disclose total development costs on a per square foot or unit basis for completed developments and also clarify whether leasing costs are included."

Response: To the extent material, the Company will expand its disclosure in future Exchange Act reports to provide greater detail regarding development activities as requested.

Comment No. 5: "Please disclose the amount of soft costs, such as interest and payroll expenditures, capitalized for all periods presented with a narrative discussion of significant fluctuations."

Response: The Company has disclosed on pages 28, 31 and 48 of its 2012 Form 10-K the amount of capitalized interest for all years presented with narrative discussions of significant fluctuations. With respect to all other soft costs, the Company capitalized approximately $0.5 million in 2012 and $0.7 million in 2011. The other soft costs capitalized for the first quarter of 2013 totaled approximately $0.1 million and the Company currently has no construction in progress. The Company does not consider these other soft cost amounts to be material for separate disclosure and discussion. In the future, the Company will disclose such soft costs, to the extent management considers them material.

Multi-tenant Rental Rates, page 21
Comment No. 6: "We note your disclosure that you expect approximately 15 to 20 percent of the leases in your multi-tenant portfolio to expire each year. Please expand your rental rates discussion to also include disclosure regarding the relationship of rents on expiring leases to market rents."

Response: The Company has not found that there is a meaningful relationship between expiring leases and "market" rents in its multi-tenant portfolio. Comparisons must necessarily take into account different levels of build-out, size, amenities and particular uses within the healthcare sector. For example, two medical office buildings of similar size and build quality could have very different levels of build-out depending on the practice types within them. Further, location on or near a hospital campus will make irrelevant comparison to a similar building only blocks away. In many cases, due to the lack of on-campus space, there is not a comparable building anywhere within a particular market. The Company believes that a comparison between expiring rents and market rents would be highly subjective and would require the Company to rely on information provided by third parties, for which the Company has no way to verify the accuracy or completeness. The Company continues to believe that the most objective and meaningful disclosure regarding market rents is the actual measure of weighted average annual rent growth for renewing leases which the Company discloses each quarter. This disclosure provides the investor with a measure of the revenue-generating abilities of the Company's multi-tenant portfolio and is more indicative of the relative health of that portfolio than attempts at quantifying "market rents."

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HEALTHCARE REALTY
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
P 615.269.8175 F 615.269.8461
www.healthcarerealty.com

Comment No. 7: "In future Exchange Act reports, please clarify whether the rental growth figures provided for renewing leases is based upon effective rent, which is adjusted for tenant concessions provided, such as free rent."

Response: In future Exchange Act reports, the Company will make the requested clarifications to provide more information regarding its rental growth rates.

Tenant Improvements, page 22
Comment No. 8: "In future Exchange Act reports, please also disclose tenant improvements and leasing commissions on a per square foot or unit basis."

Response: Tenant improvement allowances can vary greatly across the Company's portfolio depending on the particular market, amount of space, length of term, particular physician practice specialty, and other factors. The Company reported in its 2011 Form 10-K the range of typical tenant improvement allowances on a per square foot basis which describes a range for typical tenant improvement allowance of $5 per square foot to $50 per square foot depending on the type of tenant build-out. In 2012, the Company converted the disclosure to total dollars spent because of certain anomalies that had been experienced which caused the tenant improvement amounts per square foot to be outside the typical range. In the circumstances in which the Company gives a larger than normal tenant improvement allowance there is typically a corresponding adjustment to rent during the lease term. To illustrate, the Company's tenant improvement allowances in 2012 would have ranged between approximately $0 per square foot and $175 per square foot. The Company discloses the full dollar amount of its annual tenant improvement allowances and believes that this provides the best measure for the investor to monitor trends in this regard.

The Company negotiates and pays leasing commissions based on a percentage of gross lease value and not on a per square foot basis. The Company has disclosed on page 22 that the leasing commissions, when incurred, generally equate to 4% to 6% of the gross lease value for new leases. The Company continues to believe that the total dollars spent on leasing commissions is the most meaningful measure.

Same Store Net Operating Income, page 24
Comment No. 9: "We note your discussion of how you define same store NOI. In future Exchange Act reports, please clarify what is meant by properties that are "in conversion" for purposes of exclusion from the same store pool. To the extent that properties are excluded from the pool for reasons other than development, disposition or acquisition, please quantify the number of properties removed and the reasons for their removal."

Response: In future Exchange Act reports, the Company will clarify what is meant by "in conversion" with respect to properties excluded from same store NOI calculations and will quantify and explain the properties excluded from the calculation for reasons other than development, disposition or acquisition.

Comment No. 10: "Please tell us why you have disclosed same-store NOI for the three months ended December 31, 2012 and 2011 and why you have not provided the disclosure on an annual basis."

Response: The Staff commented on this matter in its 2012 comment letter on the Company's Form 10-K for 2011.  In that letter, Comment No. 1 stated: “We note your disclosure of Same Store NOI in your supplemental reporting package filed on Form 8-K. Please tell us what consideration you have given to providing a same store analysis in your MD&A.”  The Company's response was:  “Historically, the Company has not considered net operating income ("NOI") or same store NOI to be key performance indicators and has not provided such information in its periodic filings. Due to requests received from analysts and investors, however, the Company has furnished certain same store NOI information in its supplemental reporting

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HEALTHCARE REALTY
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
P 615.269.8175 F 615.269.8461
www.healthcarerealty.com

package.  Beginning with our Form 10-K for the year ending December 31, 2012, the Company will provide same store NOI disclosures and analyses, as well as a reconciliation of NOI to net income, in our periodic reports."  The Staff made a follow-up comment: “We have considered your response to our prior comment 1 and your statement that you will include same store NOI disclosures beginning in your Form 10-K for the year ended December 31, 2012. To the extent you are preparing this information for your quarterly supplemental reporting packages, please also include this information in your next Form 10-Q.” The Company followed through and has included in our Exchange Act filings thereafter the identical information furnished in our quarterly supplemental disclosures on Form 8-K.  The Company furnishes and now files this same store NOI information each quarter on a quarterly basis with information for the first three quarters included in Form 10-Q and for the fourth quarter included in Form 10-K.

The Company does not measure same store NOI and related growth rate on an annual basis. An annual period would cause the pool of same store properties to be different and smaller than the pool used in any individual quarter and, as a result of the pool being smaller, the resulting same store NOI information would be different than that previously disclosed.  Because it would require a different same store property pool, we believe an annual disclosure in Form 10-K following quarterly disclosures in Forms 10-Q would be confusing and potentially misleading to investors.   As we stated in our response to this question in 2012, the Company did not consider net operating income ("NOI") or same store NOI to be key performance indicators and has disclosed this information only because it was requested by certain analysts and investors.  The Company's preference would be removal of the disclosure altogether before confusing investors with a different annual disclosure.  However, we are prepared to and expect to continue to replicate the quarterly same store NOI disclosure furnished in the supplemental reporting package in our periodic Exchange Act filings with the first three quarters included in Form 10-Q and for the fourth quarter included in Form 10-K.

Financial Statements

1. Summary of Significant Accounting Policies

Accounting for Acquisitions of Real Estate Properties with In-Please Leases, page 51
Comment No. 11: "Please tell us if any of your below-market leases have bargain renewal options. If so, please clarify how the bargain renewal option is evaluated for determining the amortization period of the below-market lease."

Response: The Company's $4.9 million net below-market lease intangible is comprised of approximately 18 leases, of which three are deemed likely to contain bargain renewal options. There have been no below-market lease intangibles in any of the Company's acquisitions since 2010. The effects of these bargain renewal options have not been recorded by the Company because the effects on the Company's consolidated financial position and results of operations are inconsequential to any current or future period.

In future Exchange Act filings, to the extent material, the Company will expand the accounting policy disclosure pertaining to acquisitions of real estate accounted for according to the provisions of ASC 805 to clarify the reference that below-market lease intangibles are measured over the remaining initial term plus the term of any renewal options that the lessee would be economically compelled to exercise.
********
With respect to references above to future Exchange Act filings, the Company would anticipate including these disclosures beginning with its Quarterly Report on Form 10-Q for the third quarter of 2013.

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HEALTHCARE REALTY
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
P 615.269.8175 F 615.269.8461
www.healthcarerealty.com

The Company takes its responsibility for the accuracy and adequacy of the disclosures in its filings very seriously and goes to great lengths to ensure compliance with all published requirements.  In addition, the Company is in constant communication with investors and analysts regarding their disclosure interests and concerns, all of which are regularly considered in making public disclosures. We note, however, that the Staff has directed the Company to add disclosures that we do not believe are expressly required by the Securities Exchange Act of 1934, applicable Exchange Act rules, or by Generally Accepted Accounting Principles and are not, in the opinion of management, material for an understanding of the Company's business. Based on similar comments to other REITs, it appears that your additional disclosure directives are the product of an unpublished initiative that has not been made expressly available.  We respectfully request that the Staff publish these items that it is requiring REIT issuers to disclose so that compliance programs can be appropriately modified and all REITs can conform to the same expectations and requirements.

In connection with responding to the Staff's comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you wish to further discuss your comments and our responses thereto, please feel free to call me at (615) 269-8175.

Sincerely,
/s/ Scott W. Holmes
Scott W. Holmes
Executive Vice President and Chief Financial Officer

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